St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04036169

July 30, 2004

SUPPL

RECEIVED
2004 AUG 11 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: June 30-July 30, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

/mjh
enclosure

dlw 8/11

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2004-07-30 21:51 ET

Transactions sorted by : **Insider**
Insider family name : **terrell (Starts with)**
Given name : **michael a (Starts with)**
Transaction date range : **June 30, 2004 - July 30, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
297532	2004-07-22	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.1300	974,290						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
297533	2004-07-22	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.1200	976,290						
297534	2004-07-22	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,500	1.1500	979,790						
297535	2004-07-27	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1000	982,290						
297536	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1700	984,790						
297537	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1800	987,290						
297538	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.1500	990,290						
297539	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-11,300	1.1600	978,990						
297540	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-24,000	1.1500	954,990						
297541	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-375,000	1.1500	579,990						
297542	2004-07-28	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-50,000	1.1500	529,990						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
297543	2004-07-29	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+6,000	1.1500	535,990						
297544	2004-07-30	2004-07-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.1500	536,990						